UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Attitude Drinks Incorporated
(Name of Issuer)

Common Stock  $,001  par value
(Title of Class of Securities)

049838204
(CUSIP Number)

Tommy E. Kee
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 25, 2011
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 049838204

(1)           Name of Reporting Persons: Tommy E. Kee

    I.R.S. Identification No. of above persons (entities only)

(2)           Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)  ☐
    (b)  ☐

(3)           SEC Use Only

(4)           Source of Funds (See Instructions)                                                                OO

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)           Citizenship or Place of Organization                                                          United States

(7)          Sole Voting Power:                                                  5,726,192 shares *

Shares                        (8) Shared Voting Power:
Beneficially
Owned by
Each                           (9) Sole Dispositive Power:                                          5,726,192 shares *
Reporting
Person
With                         (10)         Shared Dispositive Power:

(11)           Aggregate Amount Beneficially Owned by Each Reporting Person: 5,726,192 shares*

(12)           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)           Percent of Class Represented by Amount in Row (11)                              13.3% **

(14)           Type of Reporting Person (See Instructions)                                             IN

*Includes options to purchase 68,876 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014.

**Based on 43,050,987 shares of common stock outstanding as of February 25, 2011, and assuming exercise by Mr. Kee of  options to purchase 68,876 shares of common stock.

CUSIP NO.: 049838204

ITEM 1.  Security and Issuer

Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Common stock, $.001 par value

ITEM 2.  Identity and Background

(a)-(c)

Tommy E. Kee
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Mr. Kee is the CFO of Attitude Drinks Incorporated.

(d)-(e) During the last five years, the reporting person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Kee is a U.S. Citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration

On February 25, 2011, the Company issued 4,156,566 shares of its restricted common stock and 1,500,000 shares from its stock plan to Mr. Kee in exchange for conversion of $70,000 in accrued salary.

ITEM 4.  Purpose of Transaction

Please see the disclosure in Item 3.

ITEM 5.  Interest in Securities of The Issuer *

(a) At February 25, 2011, Mr. Kee owned 5,657,316 shares of common stock and options to purchase 68,876 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014.

(b)  Mr. Kee has sole voting and disposition power over 5,657,316 shares of common stock and options to purchase 68,876 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Mr. Kee is subject to lock-up arrangements limiting the sale of his shares pursuant to subscription agreements entered into by the Company for a period of 12 months from the date thereof.

ITEM 7.  Material To Be Filed as Exhibits

Exhibit 1-Form of Lock-Up Agreement (Tommy Kee) (1)

(1) Incorporated by reference to Exhibit E2 of Exhibit 10.24 of the Company’s Current Report on Form 8-K dated January 21, 2011

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date:  March 3, 2011

/s/ Tommy E. Kee
Name/Title: Tommy E. Kee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)